

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 8, 2016

John Pollock
Chief Executive Officer
Financial Gravity Companies, Inc.
800 N. Watters Road, Suite 120
Allen, TX 75013

> **Re:** **Financial Gravity Companies, Inc.**
> **Form 8-K**
> **Filed October 12, 2016**
> **File No. 1-34770**

Dear Mr. Pollock:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note you disclose on page 2 that for accounting purposes, the Merger has been accounted for as a merger, with Financial Gravity Holdings, Inc. as the accounting acquirer (legal acquiree), and that on the September 30, 2016 effective date of the Merger, Financial Gravity's business became the only business of the Company, which prior to the Merger was a shell company.

    Please revise your disclosure to clarify, if true, that the Merger has been accounted for as a reverse merger or a reverse recapitalization, as the term is normally used to describe the acquisition by a shell company of an operating company that resulted in the operating company being the accounting acquirer and gaining voting and operating control of the combined company. Additionally, expand your disclosure to describe the accounting treatment for the reverse merger and the nature of the financial statements that will be presented following the reverse merger, noting the guidance in ASC 805-40-45.

2. We note that Financial Gravity has a December 31 fiscal year end while Pacific Oil Company has a September 30 fiscal year end. Please disclose under Item 5.03 of Form 8-K if you intend to change fiscal year from the fiscal year end used by Pacific Oil prior to the reverse merger. Additionally, disclose the nature and periods of the financial statements that you intend to include in your upcoming September 30, 2016 periodic report.

Description of Business of Financial Gravity Holdings, Inc., page 2

Business Overview, page 2

3. Please expand your discussion of the development of the business of Financial Gravity Holdings, Inc. during the last three years, or inception, to include the information required by Item 101(h)(3) of Regulation S-K. In this regard, we note that Note 9 to the Consolidated Financial Statements for December 31, 2015 and December 31, 2014 discusses acquisitions during that period that appear material to you, such as the acquisition of Tax Coach Software, LLC.

4. Please revise to describe your "long term growth plan" and "strategic business plan."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 6

5. We note your disclosure that revenues increased from $816,205 to $1,302,634, or 59.6%, for the six months ended June 30, 2016 as compared to June 30, 2015. You disclose that the increase in revenue reflects increase in service income, "primarily new customer product and service sales, which more than doubled over the same period." Please explain which of your various subsidiaries and services they offer were the primary contributor(s) to the increase in revenues.

Directors and Executive Officers, page 9

6. Please expand your biographical disclosure to provide all information required by Item 401 of Regulation S-K. By way of example only, we note that the term of office of each person, the specific business experience during the past five years of each person, and the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as director are not disclosed.

Executive Compensation, page 11

Summary Compensation Table, page 11

7. Please expand the narrative to discuss the material factors necessary to an understanding of the information disclosed in the Summary Compensation Table. Please also identify,

to the extent material, the items included under All Other Compensation. Refer to Item
402(o) of Regulation S-K.

Certain Relationships and Related Transactions, page 11

8.   Please revise to disclose related party transactions for the time period required by
        Instruction 2 to Item 404(d) of Regulation S-K.

Item 3.02. Unregistered Sales of Equity Securities, page 13

9.   Please provide the disclosure required by Item 701 of Regulation S-K for all unregistered
        sales of securities within the past three years. In this regard, we note the issuances of
        shares of common stock discussed at pages 18 and 20 of Exhibits 99.1 and 99.2.

Exhibit List, page 17

10.   Please file all exhibits required by Item 601 of Regulation S-K, including material
        contracts. For example, we note that you have not filed your Certificate of Incorporation
        and Bylaws, the agreements reached in connection with the acquisitions described in
        Note 9 to your Consolidated Financial Statements for December 31, 2015 and December
        31, 2014, or a list of subsidiaries.

Exhibit 99.1

Independent Auditor's Report, page 1

11.   We note that in the independent auditor's report dated June 21, 2016, Lane Gorman
        Trubitt PLLC stated that it conducted the audit of Financial Gravity's fiscal 2015 and
        2014 financial statements in accordance with U.S. generally accepted auditing standards.
        Please note that pursuant to the PCAOB's Auditing Standard No. 1, audits should be
        conducted in accordance with PCAOB standards. Please ask your auditor to revise its
        report to state, if true, that it conducted its audit in accordance with PCAOB standards
        and conform its report accordingly.

Summary of Significant Accounting Policies, page 6

Revenue Recognition, page 10

12.   You disclose on page 6 that Tax Coach Software provides three primary services
        including monthly subscriptions to the "Tax Coach" software system, coaching and email
        marketing services. Please describe within your revenue recognition policy footnote the
        terms of the subscription agreements and the timing of when revenue is recognized. Also,
        tell us if you receive any upfront payments in connection with providing these services

and if so describe the nature of the payments and explain how you allocate such amounts to subsequent periods over the life of the agreement.

Note 9 – Business Acquisitions, page 14

Business Acquisition – Tax Coach Software, Inc., page 15

13.   We note your disclosure indicating that effective October 1, 2015, Financial Gravity Holdings Inc. completed the acquisition of Tax Coach Software LLC by issuing 6 million of its common shares in exchange for 100% of the outstanding shares of Tax Coach Software LLC. Further, you explain that the Sellers will have the right to unwind the transaction if the shares that were issued do not trade as to provide a closing price during the thirty-six month period following the effective date, or if the average daily closing price for any 10-day trading period during this same thirty-six month period fails to equal or exceed $1.00. Given your report on Form 8-K, indicating that all of the outstanding shares of Financial Gravity Holdings Inc. were subsequently acquired in exchange for shares of Pacific Oil Company in a reverse merger, please disclose the current status of these Seller's rights and describe any circumstances in which the transaction may still be unwound. In doing so, please clarify what is meant by your "as adjusted" disclosure in reference to the $1.00 stock price, tell us how the 6 million shares held in escrow were impacted by the September 30, 2016 merger between Pacific Oil Company and Financial Gravity Holdings Inc., and describe the effects of any stock splits or reverse stock splits by either entity on the price and number of shares in this arrangement.

Note 10 – Additional Paid In Capital, page 18

Stock Split, page 18

14.   We note disclosure stating that effective October 20, 2015, Financial Gravity increased the authorized number of common stock shares and simultaneously declared a three for one stock split. Please revise the Statements of Stockholders' Equity on page 4 to reflect the stock split on a retroactive basis for all periods presented, to comply with SAB Topic 4:C.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

                                     Sincerely,

                                     /s/H. Roger Schwall

                                     H. Roger Schwall
                                     Assistant Director
                                     Office of Natural Resources

cc: Roger Crabb
         Scheef & Stone, L.L.P.